Norampac Inc. Acquires Three Corrugated Products Converting Plants from SPB Canada Inc.

Saint-Bruno, Québec, October 11, 2005 - Norampac Inc. announces that it has completed the acquisition of three corrugated products converting plants from SPB Canada Inc. (also known as Standard Paper Box), respectively located in Montreal, Quebec, Le Gardeur, Quebec and Belleville, Ontario.

The three plants have a combined annual production capacity of approximately 2 billion square feet. They collectively employ approximately 460 people and boast a well-established customer base, state-of-the-art equipment and experienced personnel.

"This acquisition allows Norampac to broaden the scope of its specialised products, such as five and six coloured corrugated products. Furthermore, it gives us some flexibility with respect to our previously announced investments in Quebec as this transaction will permit us to benefit from economies of scale while improving equipment use," explained Marc-André Dépin, President and Chief Executive Officer of Norampac Inc.

The acquisition will ensure that existing SPB customers, as well as Norampac customers, will continue to benefit from quality products and services from the newly acquired facilities and the existing Norampac facilities located in Quebec and Ontario. In addition, this transaction allows Norampac to improve operating synergies with its containerboard mills through increased consumption of their products and lower transportation costs.

Norampac owns eight containerboard mills and now twenty-seven corrugated products plants in Canada, the United States and France. With an annual production capacity of more than 1.45 million short tons, Norampac is the largest containerboard producer in Canada and the seventh largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol: DTC-TSX, NYSE) and Cascades Inc. (symbol: CAS-TSX).

Information:                                        Source:

Lucie-Claude Lalonde                                Marc-André Dépin
General Counsel                                     President and Chief Executive Officer

Norampac Inc.                                       Norampac Inc.

(450) 461-8631                                      marc-andre_depin@norampac.com

lucie-claude_lalonde@norampac.com